CTDC Entered into up to 2.1GW PV Projects Cooperation Framework Agreements in August

HONG KONG – September 7, 2012 – China Technology Development Group Corporation (“CTDC” or “the Company”, NASDAQ: CTDC), a growing clean energy group that provides solar energy products and solutions, today announced that it has entered into a number of cooperation framework agreements with several PV industry players regarding cooperation on PV projects with a total of 2.123GW capacity in the coming three years.

CTDC has been involved in conversations with several local and overseas companies in the solar industry for the discussion of cooperation opportunities on future solar power projects. Up to August 31, 2012, the Company has signed a total of four cooperation framework agreements, details of which have been listed below:

1.	973MW PV projects cooperation framework agreement with GCL-Poly Energy Holdings Limited (HKG:3800) and China Merchants New Energy Holdings Limited,

2.	200MW PV projects joint development agreement with Hareon Solar Technology Company Limited (SHA:600401) and China Merchants New Energy Holdings Limited,

3.	450MW PV projects cooperation framework agreement with Znshine PV-Tech Company Limited and China Merchants New Energy Holdings Limited, and

4.	500MW PV projects cooperation framework agreement with Astronergy Company Limited and China Merchants New Energy Holdings Limited.

Within the next 3 years, CTDC will take an intermediary role as a coordinator among different parties for the upcoming PV projects and will be remunerated for a commission fee based on the services provided.

Sean Liaw, President of the Company commented: “These activities are expected to bring more diversified business opportunities to the Company and we are looking forward to playing an important role in global solar project development.”

About CTDC:
CTDC is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand. CTDC’s major shareholder is China Merchants Group, a state-owned conglomerate in China (http://www.cmhk.com).
For more information, please visit http://www.chinactdc.com.

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, service and solution deliveries; B) the Company’s ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding the Company’s product volume growth, market share, prices and margins; E) expectations and targets for the Company’s results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and the Company’s ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the Company’s annual report on Form 20-F for the year ended December 31, 2011 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.